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June 20, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Mail Stop 6010

Attention: Mary Beth Breslin

Re:	HemoSense, Inc. Amendment No. 5 to Registration Statement on Form S-1 File No. 333-123705

Dear Ms. Breslin:

On behalf of HemoSense, Inc. (the “Company”), we are hereby filing pre-effective Amendment No. 5 to the Company’s Registration Statement on Form S-1 (“Amendment No. 5”). Amendment No. 5 is being filed to:

•	revise the expected range of our initial public offering price to be between $7.00 and $9.00 per share;

•	disclose the change in listing from Nasdaq to Amex;

•	update the disclosure regarding our recently completed FDA inspection; and

•	make certain other minor changes.

We would very much appreciate the Staff’s prompt review of Amendment No. 5. Should you have any questions or additional comments, please contact me at (650) 320-4872.

Sincerely,

Wilson Sonsini Goodrich & Rosati

Professional Corporation

/s/ David J. Saul

David J. Saul